FORM 11-K

                        SECURITY AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year end December 31, 1994

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


For the transition period from_______________to___________


Commission file number 33-35311


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


HOLIDAY RAMBLER EMPLOYEES' RETIREMENT PLAN
65528 STATE ROAD 19
WAKARUSA, INDIANA 46573


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208




REQUIRED INFORMATION


1.    Not applicable.

2.    Not applicable.

3.    Not applicable.

4. The Holiday Rambler Employees' Retirement Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits

23.   Consent of Independent Auditors



SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                              Holiday Rambler
                              Employees' Retirement Plan



Date:  June 27, 1995          By: /S/ John H. Campbell, Jr.
                                      John H. Campbell, Jr.
                                      Member of the Retirement
                                       Plan Committee


                                 Holiday Rambler
                           Employees' Retirement Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1994 and 1993




                                    CONTENTS









Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . .  5

Financial Statements

Statements of Net Assets Available for Plan Benefits  . . . . . . . . . . .  6-7
Statements of Changes in Net Assets Available for Plan
  Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8-9
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . .  10-14


Supplemental Schedules

Assets Held for Investment  . . . . . . . . . . . . . . . . . . . . . . . .   15
Transactions or Series of Transactions in Excess of 5
  Percent of the Current Value of Plan Assets . . . . . . . . . . . . . . .   16

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions that are prohibited by ERISA Section 406 and for which there is not statutory or administrative exemption.



                         Report of Independent Auditors


Holiday Rambler LLC
  Employees' Retirement Plan Committee

We have audited the accompanying statements of net assets available for plan benefits of Holiday Rambler Employees' Retirement Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994, and transactions or series of transactions in excess of 5 percent of the current value of the plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Milwaukee, Wisconsin                                         ERNST & YOUNG LLP

May 11, 1995

                                               Holiday Rambler
                                          Employees' Retirement Plan
                                           Statement of Net Assets
                                          Available for Plan Benefits
                                               December 31, 1994


                                                                                        Harley-
                                         Diversified              Growth              Davidson, Inc.            Participant
                                           Equity      MaGic+     Equity     Balanced    Common    International   Loan
                                  Total     Fund        Fund       Fund        Fund    Stock Fund      Fund          Fund
ASSETS
Investments:
 Investments in securities of unaffiliated issuers,
  at fair value (Note 3):
  Common trust funds          $16,397,677$2,207,722  $8,398,304 $2,329,470  $1,772,167 $    90,796$1,599,218 $        -

Investments in securities of affiliated issuers,
  at fair value (Note 6): Harley-Davidson, Inc.
   Common Stock                13,876,436         -           -          -           -  13,876,436         -          -

Participant Loans               1,818,632         -           -          -           -           -         -  1,818,632

Investments other than securities (Note 4):
  Guaranteed investment contracts, at
   contract value               1,000,000         -   1,000,000          -           -           -         -          -

Total investments              33,092,745 2,207,722   9,398,304  2,329,470   1,772,167  13,967,232 1,599,218  1,818,632

Employers contribution
  receivable                    1,394,956   108,507     412,773    111,860      83,837     569,623   108,356          -

Accrued interest and dividends     68,925         9      68,393         16           8         484        15          -

Total Assets                   34,556,626 2,316,238   9,879,470  2,441,346   1,856,012  14,537,339 1,707,589  1,818,632

LIABILITIES
Accounts payable                   85,604     8,211       4,006      1,260       2,076      66,661     7,604     (4,214)

Net assets available for
  plan benefits               $34,471,022$2,308,027  $9,875,464 $2,440,086  $1,853,936 $14,470,678$1,699,985 $1,822,846



                                            See accompanying notes.


                                                Holiday Rambler
                                          Employees' Retirement Plan
                                           Statement of Net Assets
                                          Available for Plan Benefits
                                               December 31, 1993


                                                                                                Harley-
                                           Diversified               Growth                 Davidson, Inc.
                                              Equity      MaGic+     Equity      Balanced       Common    International
                                   Total       Fund        Fund       Fund         Fund       Stock Fund     Fund
ASSETS
Investments:
 Investments in securities of unaffiliated issuers,
  at fair value (Note 3):
  Common trust funds          $17,822,417  $3,229,106 $ 8,745,394 $3,389,118   $2,369,670     $    83,118  $ 6,011

Investments in securities of affiliated issuers,
 at fair value (Note 6): Harley-Davidson, Inc.
  Common Stock                  8,906,631           -           -          -            -       8,906,631        -

Investments other than securities (Note 4):
 Guaranteed investment contracts, at
  contract value                2,500,000           -   2,500,000          -            -               -        -

Total investments              29,229,048   3,229,106  11,245,394  3,389,118    2,369,670       8,989,749    6,011

Interest receivable               167,283           9     167,267          4            3               -        -
Cash                               12,447       1,369           -      3,277        1,790               -    6,011
Participant contributions
 receivable                        28,277       3,288      11,663      2,952        2,316           8,058        -

Total Assets                   29,437,055   3,233,772  11,424,324  3,395,351    2,373,779       8,997,807   12,022

LIABILITIES
Accounts payable                   33,383       9,835           -      1,990        1,790          13,757    6,011

Net assets available for
 plan benefits                $29,403,672  $3,223,937 $11,424,324 $3,393,361   $2,371,989      $8,984,050  $ 6,011



                                            See accompanying notes.

                                                 Holiday Rambler
                                          Employees' Retirement Plan
                                      Statement of Changes in Net Assets
                                          Available for Plan Benefits
                                               December 31, 1994


                                                                                        Harley-
                                         Diversified              Growth             Davidson, Inc.             Participant
                                           Equity      MaGic+     Equity     Balanced   Common    International    Loan
                                  Total     Fund        Fund       Fund        Fund   Stock Fund     Fund          Fund

Additions:
 Investment income (loss):
  Net appreciation (depreciation)
   in fair value of
   investments (Note 3):    $  2,788,741 $  (62,815)$   526,290 $   13,589  $ (124,725)$ 2,407,374  $   29,028  $        -
  Interest and dividends         526,629     77,133     148,626     47,559      92,894      69,672       4,086      86,659
  Net investment income (loss) 3,315,370     14,318     674,916     61,148     (31,831)  2,477,046      33,114      86,659

Contributions:
 Employer                      1,394,956    108,507     412,773    111,860      83,837     569,623     108,356           -
 Participant                   3,220,563    319,518     851,425    323,212     235,346   1,194,479     296,583           -
                               4,615,519    428,025   1,264,198    435,072     319,183   1,764,102     404,939           -
Total additions                7,930,889    442,343   1,939,114    496,220     287,352   4,241,148     438,053      86,659

Deductions:
 Benefit and withdrawal
  payments                    (2,703,741)  (218,435) (1,084,377)  (224,973)   (143,817)   (928,532)    (36,461)    (67,146)
 Administrative expenses        (159,798)   (22,211)    (55,092)   (22,420)    (16,027)    (39,561)     (4,487)          -
 Net transfers in (out)                - (1,117,607) (2,348,505)(1,202,102)   (645,561)  2,213,573   1,296,869   1,803,333
Total deductions              (2,863,539)(1,358,253) (3,487,974)(1,449,495)   (805,405)  1,245,480   1,255,921   1,736,187

Net increase (decrease)        5,067,350   (915,910) (1,548,860)  (953,275)   (518,053)  5,486,628   1,693,974   1,822,846
Net assets
 at beginning of year         29,403,672  3,223,937  11,424,324  3,393,361   2,371,989   8,984,050       6,011           -
Net assets available for plan benefits
 at end of year              $34,471,022 $2,308,027 $ 9,875,464 $2,440,086  $1,853,936 $14,470,678  $1,699,985  $1,822,846





                                            See accompanying notes.



                                                Holiday Rambler
                                          Employees' Retirement Plan
                                      Statement of Changes in Net Assets
                                          Available for Plan Benefits
                                               December 31, 1993

                                                                                          Harley-
                                           Diversified               Growth            Davidson, Inc.
                                              Equity      MaGic+     Equity   Balanced     Common     International
                                   Total       Fund        Fund       Fund      Fund     Stock Fund       Fund

Additions:
 Investment income:
  Net appreciation in fair value
   of investments (Note 3):   $ 2,789,929  $  333,926 $   555,856 $  418,781 $  193,380 $1,287,986   $      -
  Interest and dividends          298,059       5,286     253,872      4,064      9,426     25,411          -
  Net investment income         3,087,988     339,212     809,728    422,845    202,806  1,313,397          -

 Participant contributions      2,472,539     267,811     841,512    363,098    198,021    796,086      6,011
 Total additions                5,560,527     607,023   1,651,240    785,943    400,827  2,109,483      6,011

Deductions:
 Benefit and withdrawal
  payments                     (1,926,388)   (242,066)   (923,731)  (205,470)  (180,244)  (374,877)         -
 Administrative expenses         (142,122)    (16,116)    (56,311)   (18,229)   (11,756)   (39,710)         -
 Net transfers in (out)                 -    (110,396) (1,050,523)  (280,495)  (199,519) 1,640,933          -
 Total deductions              (2,068,510)   (368,578) (2,030,565)  (504,194)  (391,519) 1,226,346          -

Net increase (decrease)         3,492,017     238,445    (379,325)   281,749      9,308  3,335,829      6,011
Net assets available for plan benefits
 at beginning of year          25,911,655   2,985,492  11,803,649  3,111,612  2,362,681  5,648,221          -
Net assets available for plan benefits
 at end of year               $29,403,672  $3,223,937 $11,424,324 $3,393,361 $2,371,989 $8,984,050   $  6,011




                                            See accompanying notes.


                                 Holiday Rambler
                           Employees' Retirement Plan

                          Notes to Financial Statements

                                December 31, 1994

1. PLAN DESCRIPTION

GENERAL

The Holiday Rambler Employees' Retirement Plan (the "Plan") is a contributory defined contribution plan that covers substantially all employees of Holiday Rambler LLC (the "Company"), which is a wholly owned subsidiary of Harley Davidson, Inc. Participants should refer to the Plan document for a complete description of the Plan.

COMPANY AND PARTICIPANT CONTRIBUTIONS

Participants may elect to have up to 16%, up to a limit of $9,240, of their compensation contributed to the Plan on a tax-deferred basis under Section 401(k) of the Internal Revenue Code. These contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and earnings thereon until they are withdrawn from the Plan by the participant.

Matching Company contributions are made equal to 100% of the participant deferral contributions up to 3% of participant compensation, net of forfeitures, provided the Company is not in a negative retained earnings position. In the event the Company has negative retained earnings, the Company, at its discretion, may make a matching employer contribution in such amounts as the Company shall determine. The Company, at its discretion, also may make matching contributions in excess of 3% of participant compensation for any plan year in which the Company has net income. There were no discretionary Company contributions made in 1994 or 1993.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the related Company contribution and earnings thereon. The account is charged for benefit payments. Forfeitures of terminated participants' nonvested accounts revert to the Company to be used to reduce future contributions. Funds in a participant's account can be invested, at the direction of the participant, in any of the following funds: MaGic+ Fund, Diversified Equity Fund, Growth Equity Fund, Balanced Fund, International Fund, and Harley-Davidson, Inc. Common Stock Fund.
1. PLAN DESCRIPTION (CONTINUED)

VESTING

Participants eligible to participate prior to January 1, 1991, are vested 100% in the balance of their account attributable to Company contributions. Participants eligible to participate on or after January 1, 1991, vest 20% per year of service in the balance of their account attributable to Company contributions. Participants are always 100% vested in the balance of their account attributable to their contributions.

BENEFIT PAYMENTS AND WITHDRAWALS

Upon normal retirement at or after age 65; death or disability, if earlier; or termination of employment (regarding vested benefits), the balance in the participant's account is paid to the participant or the participant's beneficiary either in a lump sum, in installments over a fixed period, or by transfer to another qualified plan. Withdrawals are also permitted for financial hardship.

Eligible employees may take out a loan to the lesser of $50,000 or 50% of their vested benefits. Any such loan shall be repaid, with interest, over a period not to exceed five years unless the loan is used to purchase a principal residence.

ADMINISTRATIVE EXPENSES

The Plan pays for substantially all of the Plan's administrative expenses. Expenses not paid by the Plan are paid by the Company.

1. PLAN DESCRIPTION (CONTINUED)

INCOME TAX STATUS

The Internal Revenue Service informed the Company on May 1, 1995, that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). As such, the Plan is exempt from federal income taxes under the provisions of
Section 501(a) of the Code. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

Investments in common trust funds are valued at fair value, determined by using the quoted redemption prices reported by the trustee on the last business day of the year. The Plan's investment in Harley-Davidson, Inc. common stock is valued at fair value by using its quoted market price reported on the last business day of the year. Participant loans are valued at the unpaid principal balance.

Guaranteed investment contracts are valued at contract value as reported by the insurance company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and expenses.

CONTRIBUTIONS

Participant contributions are recorded in the period the participant incurs the salary reduction. Company contributions are accrued in the period in which they become obligations of the Company in accordance with terms of the Plan.

3. INVESTMENTS

The Plan's investments, except for its unallocated insurance contracts (see Note
4), are held by Society National Bank, Indiana (the "Trustee") and Society Trust Company, N.A. under a trust agreement effective October 21, 1985. During 1994 and 1993, investments held by the Plan (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:


                                                NET APPRECIATION IN FAIR VALUE

                                                    YEAR ENDED DECEMBER 31
                                                        1994              1993

Common trust funds                                $  381,367        $1,501,943

Harley-Davidson, Inc. common stock                 2,407,374         1,287,986
                                                  $2,788,741        $2,789,929

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                               DECEMBER 31
                                                        1994              1993
Victory Retirement Trust -
    MaGic+ Fund                                   $8,398,304        $8,745,394
Victory Employee Benefits - Value
    Stock Fund                                     2,207,722         3,221,256
Victory Employee Benefits -
    Balanced Fund                                  1,770,251         2,369,670
Victory Employee Benefits -
    Special Value Fund                             2,230,203         3,295,501
Victory Employee Benefits -
    International Fund                             1,591,614                 -


Harley-Davidson, Inc. Common Stock                13,876,436         8,906,631


4. INSURANCE COMPANY CONTRACTS

The contract values of insurance company contracts owned by the Plan are summarized as follows:
                                                              DECEMBER 31
                                                         1994             1993
Guaranteed investment contracts:

  Confederated Life, due
    March 22, 1994, 10.05%                          $        -      $1,000,000
  John Alden Life, due
    July 11, 1994, 8.75%                                     -         500,000
  Hartford Life, due March 23, 1995, 10%               500,000         500,000
  John Alden Life, due
    May 16, 1996, 9.38%                                500,000         500,000
                                                    $1,000,000      $2,500,000

The guaranteed investment contracts are subject to restrictions on early withdrawal that include varying early withdrawal penalties.

5. PLAN TERMINATION

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his account.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

The following Harley-Davidson, Inc. common stock transactions occurred during the years ended December 31, 1994 and 1993:
                                                         1994           1993
Shares held at beginning of year                      201,850         147,505
Shares purchased                                      124,642          72,609
Shares received in stock split                        221,983               -
Shares sold                                           (48,051)        (14,685)
Distributions and other                                (4,837)         (3,579)
Shares held at end of year                            495,587         201,850

All purchase and sale transactions were executed at market value on the transaction dates. The Plan received dividends of $60,694 on common stock in 1994 and $23,720 in 1993.


                                 Holiday Rambler
                           Employees' Retirement Plan

                           Assets Held for Investment

                                December 31, 1994

                                                                       Current
     Description                           Shares        Cost           Value

Unaffiliated issuers:
 Common trust funds:
   Victory Employee Benefits-
     Value Stock Fund                      227,600   $ 2,273,898   $ 2,207,722
   Victory Retirement Trust-
     MaGic+ Fund                           829,904     8,300,550     8,398,304
   Victory Employee Benefits-
     Balanced Fund                         187,130     1,861,296     1,770,251
   Victory Employee Benefits-
     Small Capitalization Value Fund         1,301       100,525        98,177
   Victory Employee Benefits-
     International Fund                     34,768     1,666,775     1,591,614
   Victory Employee Benefits-
     Money Market Fund                     101,406       101,406       101,406
   Victory Employee Benefits-
     Special Value Fund                    217,793     2,189,491     2,230,203
                                                      16,493,941    16,397,677

Affiliated issuer:
 Harley-Davidson, Inc. Common Stock        495,587     8,875,113    13,876,436

Unallocated insurance contracts:
 Hartford, due March 22, 1995, 10%         500,000       500,000       500,000
 John Alden Life, due
   May 16, 1996, 9.38%                     500,000       500,000       500,000
                                                       1,000,000     1,000,000

Participant loans                        1,818,632     1,818,632     1,818,632

 Total Investments                                   $28,187,686   $33,089,745

                                                Holiday Rambler
                                          Employees' Retirement Plan

                         Transactions or Series of Transactions in Excess of 5 Percent
                                      of the Current Value of Plan assets

                                         Year ended December 31, 1994

                                Number of    Number of        Cost of         Proceeds
                                Purchase       Sales         Purchases       From Sales      Cost of        Gain
Description                   Transactions  Transactions   During the Year  During the Year   Sales*    On Disposals*

Category(iii)--
 Series of transactions:

 Victory Employee Benefits-
   Money Market Fund                 475           496       $ 9,071,692      $ 9,061,857  $ 9,061,857$        -
 Victory Retirement Trust-
   MaGic+ Fund                        74           131        11,505,466       12,378,845   11,351,903 1,026,942
 Victory Employee Benefits-
   Balanced Fund                      73           111           465,779        1,940,472      970,443  (29,971)
 Victory Employee Benefits-
   Value Stock Fund                   60           129           432,096        1,382,815    1,347,935   34,880
 Victory Employee Benefits-
   International Fund                118            75         2,432,866          876,291      772,102  104,189
 Harley-Davidson, Inc.
   Common Stock                      151            76         4,781,483        2,185,293    1,384,493  800,800
 Victory Employee Benefits-
   Special Value                      70           127           471,134        1,544,858    1,484,500   60,358


There were no Category (i), (ii) or (iv) reportable transactions during 1994.

*Based on historical cost